Exhibit 23.01

Independent Auditors’ Consent

The Board of Directors
Guilford Pharmaceuticals Inc.:

We consent to the use of our report dated February 7, 2003, except for the third paragraph of Note 20, which is as of March 13, 2003, with respect to the consolidated balance sheets of Guilford Pharmaceuticals Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2002, incorporated herein by reference.

Our report refers to a change in the Company’s revenue recognition policy for non-refundable upfront fees in 2000 as noted in Note 2 to the consolidated financial statements.

/s/ KPMG

Philadelphia, Pennsylvania
May 16, 2003